EXHIBIT 99.1

IIJ Completes Acquisition of Subsidiary From AT&T Japan

TOKYO, Sept. 1, 2010 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. (IIJ) (Nasdaq:IIJI) (TSE1:3774), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that it has acquired a 100% stake in the new subsidiary established by AT&T Japan LLC, as announced in IIJ's press release dated June 1, 2010. (*1) This acquisition makes the company a 100% owned subsidiary of IIJ, and it will begin operations today under the name IIJ Global Solutions Inc. ("IIJ-Global").

IIJ-Global will continue to provide WAN and other domestic network outsourcing service businesses which it succeeded from AT&T Japan. IIJ-Global also plans to provide highly value-added network services by integrating with IIJ Group's abundant network solution services to create greater customer satisfaction.

(*1) Press release URL: http://www.iij.ad.jp/en/news/pressrelease/2010/0601-2.html

Outline of IIJ Global Solutions Inc.

(1)	Company name	IIJ Global Solutions Inc.
(2)	Location	Headquarters: Shinnikko-Building, 2-10-1 Toranomon, Minato-ku, Tokyo
(3)	Business
	Commencement Date	September 1, 2010
(4)	Capital	To be confirmed after transfer of business is completed, but currently as estimated JPY 490 million.
(5)	Shareholders	Internet Initiative Japan Inc. (100%)
(6)	Principal business	Provides WAN and other domestic network outsourcing services
	activities	and international network related services
(7)	Number of Employees	245 employees (as of September 1, 2010)
(8)	Officers	Senji Yamamoto, Chairman and Representative Director
Toshinori Iwasawa, President and Representative Director
Tatsuo Nishimata, Executive Managing Director
Hiroto Tabuse, Senior Managing Director
Tomofumi Sekiyama, Executive Director
Hiroaki Tusno, Executive Director
Koichi Suzuki, Director (Part-time) (President and CEO of IIJ)
Hideshi Hojo, Director (Part-time) (Senior Managing Director of IIJ)
Kazuhiro Ohira, Statutory Auditor (Company Auditor of IIJ)
Akihisa Watai, Statutory Auditor (CFO and Managing Director of IIJ)
(9)	Company URL	http://www.iijglobal.co.jp/ (Japanese Only)

About IIJ

Founded in 1992, Internet Initiative Japan Inc. (IIJ) (Nasdaq:IIJI) (Tokyo Stock Exchange TSE1:3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and cloud computing/data center services, security services, Internet access, and content distribution. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT:  Internet Initiative Japan Inc.
          Corporate Communications
          +81-3-5259-6310
          press@iij.ad.jp
          http://www.iij.ad.jp/en/